UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 20, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 17, 2018, regarding the Swap Transactions.

Istanbul, August 17, 2018

Announcement Regarding the Swap Transactions

Our Company modified the parameters of the participating currency swap transaction for the 10-year loan with the amount of EUR500 million from China Development Bank, which was disclosed with our announcement dated 01.07.2016 in order to manage its foreign currency risk. Accordingly, our Company has fixed the annual interest rate of EUR500 million loan to 10.1% until October 2018, and to 10.98% after October 2018 until maturity date, in Turkish Lira terms, while increasing the protection levels of the swap transaction. There have been no changes to the maturity of the loan and the swap transaction which are both 2025.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 20, 2018	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 20, 2018	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Turkcell Group Reporting & Tax Management Director